Will H. Cai

+852 3758 1210

wcai@cooley.com

June 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Gus Rodriguez Mr. Mark Wojciechowski Mr. Michael Purcell Ms. Karina Dorin

Re:	PS International Group Ltd. Registration Statement on Form F-4 Filed May 30, 2024

File No. 333-279807

Ladies and Gentlemen:

On behalf of our client, PS International Group Ltd. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 11, 2024, relating to the Registration Statement on Form F-4 (the “Registration Statement”). In response to the Comments, the Company is publicly filing its Amendment No.1 to the Registration Statement on Form F-4 (the “Amendment No.1”) and a revised exhibit via EDGAR with this response letter.

Page references in this response letter correspond to the page numbers of the Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1.

Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information, page 152

1.	We note you provided unaudited interim financial statements for AIB Acquisition Corp as of and for the quarterly period ended March 31, 2024 on pages F-26 to F-49 of the Form F-4. Please explain to us how you considered revising your pro forma financial statements to include the financial information for this interim period. Further, please tell us your intentions regarding the inclusion of updated interim financial statements for PSI Group Holdings Ltd in future filings.

The Company respectfully advises the Staff that, pursuant to Section 6220.8(a) of the Financial Reporting Manual, the age of the pro forma financial information included in a registration statement is based on the age of financial statements requirement applicable to the registrant. If the registrant is a foreign private issuer, such as the Company, the age of the pro forma information may be determined by reference to Item 8 of Form 20-F. Pursuant to Item 8 of Form 20-F, the pro forma information included in the Amendment No. 1 must at the minimum contain (i) statements of operations for the year ended December 31, 2023, and (ii) balance sheet as of December 31, 2023. The pro forma information disclosed in the Amendment No. 1 includes the following, which in the Company’s view, satisfies the requirements under Item 8 of Form 20-F:

1.	Unaudited pro forma combined balance sheet as of December 31, 2023 that combines the historical audited balance sheet of AIB as of December 31, 2023 with the historical audited balance sheets of PSI Group Holdings Ltd (“PSI”) as of December 31, 2023; and

2.	Unaudited pro forma combined statements of operations for the year ended December 31, 2023 that combines the historical statements of operations of AIB for the year ended December 31, 2023 with the historical statements of operations of PSI for the year ended December 31, 2023.

June 14, 2024

The Company further advises the Staff that, pursuant to Section 6220.4 of the Financial Reporting Manual, the age requirements in Item 8 of Form 20-F also apply to financial statements of foreign target businesses required in Form F-4. Pursuant to Item 8 of Form 20-F, the Company must include interim financial statements for PSI, a foreign target, covering at least the six months ended June 30, 2024, if the Company’s registration statement is dated more than nine months after the end of 2023. Given the Company expects to complete the Business Combination by the end of June and early July of 2024, and expects the registration statement to be effective before then, the Company believes that it will not be required to include updated interim financial statements for PSI.

Exhibits

2.	Please have counsel revise its opinion in Exhibit 5.1 to remove the assumptions in Sections 2(g) and (h). It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s Comment, the Company has filed an updated opinion as Exhibit 5.1 to the Amendment No. 1.

General

3.	We note your revised disclosure in response to prior comment 4 states that Nasdaq’s initial listing requirements to list its securities on Nasdaq is a condition to the Closing. Please revise to clarify if such condition is waivable. Please also update your disclosure to advise if AIB requested in writing that the Counsel review the Panel’s decision within 15 days of the date of the Notice on May 7, 2024.

The Company respectfully acknowledges the Staff's comment and has revised the referenced disclosure. Please see pages iii, iv, 26, 42, 81 to 83 and 171 of the Amendment No. 1.

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Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

June 14, 2024

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Yee Kit Chan, Chairman of the Board and Director, PSI Group Holdings Ltd
Hok Wai Alex Ko, Chief Executive Officer and Director, PSI Group Holdings Ltd
Chun Kit Tsui, Chief Financial Officer, PSI Group Holdings Ltd
Eric Chen, Chief Executive Officer, AIB Acquisition Corporation
Barry I. Grossman, Esq., Partner, Ellenoff Grossman & Schole LLP
Jessica Yuan, Esq., Partner, Ellenoff Grossman & Schole LLP